UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                   JPAL, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   46622T 20 6
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                                 (CUSIP Number)
    Michael Muellerleile, 1301 Dove Street, Suite 460, Newport Beach, CA 92660
                                 (949) 660-9700
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                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)
                                    6/15/2001
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               (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   46622T 20 6
-----------------------
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     1. Names of Reporting Persons. I.R.S.  Identification Nos. of above persons
(entities only).
        Frank Drechsler
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
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        (b)
        ------------------------------------------------------------------------

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     3. SEC Use Only
                    ------------------------------------------------------------

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     4. Source of Funds (See Instructions) PF
                                         ---------------------------------------

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     5. Check if Disclosure of Legal  Proceedings Is Required  Pursuant to Items

        2(d) or 2(e)
                   -------------------------------------------------------------

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     6. Citizenship or Place of Organization U.S.A.
                                                  ------------------------------

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Number of      X 7. Sole Voting Power   1,020,052
                                      ------------------------------------------
Shares
                           -----------------------------------------------------

Beneficially     8. Shared Voting Power   0
                                       -----------------------------------------
Owned by
                           -----------------------------------------------------

Each             9. Sole Dispositive Power  1,020,052
                                          --------------------------------------
Reporting
                           -----------------------------------------------------

Person           10. Shares Dispositive Power  0
                                             -----------------------------------
With


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     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,052
                                                                     -----------
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     12. Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions)
                      ----------------------------------------------------------
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     13. Percent of Class Represented by Amount in Row (11) 58.99%
                                                          ----------------------
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     14. Type of Reporting Person (See Instructions)
         IN
           ---------------------------------------------------------------------
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


Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the Common Stock, $.001 par value of JPAL, Inc., a Nevada corporation (the Issuer"). The principal executive offices of the Issuer are located at 513 Calle Amigo, San Clemente, California, 92673.

Item 2.  Identity and Background
--------------------------------

(a)     Name:                                 Frank Drechsler

(b)     Business Address:                     17620 Oak Street
                                              Fountain Valley, CA 92708-9552

(c)     Present Principal Occupation:         President of Finger Tip Drive
                                              Inc., whose address is shown in
                                              Item 2(b)

(d)     Disclosure of Criminal Proceedings:   Mr. Drechsler has not been
                                              convicted in any criminal
                                              proceeding at any time.

(e)     Disclosure of Civil Proceedings:      Mr. Drechsler has not been subject
                                              to any judgment, decree or final
                                              order enjoining violations of or
                                              prohibiting or mandating
                                              activities subject to federal or
                                              state securities laws or finding
                                              any violations with respect to
                                              such laws.

(f)     Citizenship:                          Mr. Drechsler is a citizen of the
                                              United States.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Mr. Drechsler purchased 1,020,052 shares in exchange for $1,020.

Item 4.  Purpose of Transaction
--------------------------------

Mr. Drechsler acquired 1,020,052 shares as a personal investment and to express his personal economic commitment to the Issuer. On June 25, 2001, Mr. Drechsler was appointed as a director of the Issuer and the current President and Secretary of the Issuer resigned. Mr. Drechsler anticipates that he will be appointed as the President and Secretary of the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. Drechsler beneficially owns a total of 1,020,052 shares of the Issuer's common stock as follows:

(a) Mr. Drechsler directly and personally owns 1,020,052 shares of the Issuer's common stock which comprises 58.99% of the Issuer's total issued and outstanding shares.

(b) Mr. Drechsler has sole voting and dispositive power as to the 1,020,052 shares he owns directly.

(c) None.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2001
--------------------------------------------------------------------------------
Date


/s/ Frank Drechsler
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Frank Drechsler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)